UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

MEDICAL INNOVATION HOLDINGS, INC.
(Name of Issuer)

Common Shares, $0.0001 par value
(Title of Class of Securities)

None
(CUSIP Number)

Madhava Rao Mankal

7476 Sungold Ave.

Corona, CA 92880

 and

Daniel Medina

11561 E. Beverly Blvd.

Whittier, CA 90601

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 27, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
(1)	NAME OF REPORTING PERSONS: Madhava Rao Mankal

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 42,711 Common Shares; 15 Series “A” Convertible Preferred Shares (a)

	(8)	SHARED VOTING POWER 20 Series “A” Convertible Preferred Shares jointly with Daniel Medina (c)

	(9)	SOLE DISPOSITIVE POWER 42,711 Common Shares; 15 Series “A” Convertible Preferred Shares (a)

	(10)	SHARED DISPOSITIVE POWER 20 Series “A” Convertible Preferred Shares jointly with Daniel Medina (c)

(11)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,711 Common Shares and 15 Series “A” Convertible Preferred Shares individually (a); 20 Series “A” Convertible Preferred Shares jointly with Daniel Medina (c)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51% (b)

(14)	TYPE OF REPORTING PERSON IN

(a) In connection with a Settlement Agreement and Release between Medical Innovation Holdings, Inc., Madhava Rao Mankal, Daniel Medina, and Harbor Guard Boats, Inc. Mr. Mankal and Mr. Medina repossessed the Series “A” Preferred shares (30 shares - 15 shares each) due to default by Medical Innovation Holdings, Inc., and the Purchaser Medhold, JV, a Joint Venture (“MedHold”)under the Share Acquisition and Purchase Agreement from April 29, 2016. Due to administrative delays, the stock was not issued until December 21, 2018.

(b) Due to the voting feature of the designation of rights and privileges, when Messrs. Mankal and Medina’s holdings are combined with their common stock, they will vote equivalent of approximately 51% of the common stock. Based on 45,608,275 shares issued and outstanding as of the date of this filing.

(c) Each share of Series “A” Convertible Preferred Stock votes equivalent of the common stock - 1%. The Reporting Persons combined vote 51% effectively through the Series “A” Preferred Stock, plus have common share ownership of 80,322- common shares in the aggregate.

CUSIP No.
(1)	NAME OF REPORTING PERSONS: Daniel Medina

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 37,611 Common Shares; 15 Series “A” Convertible Preferred Shares (a)

	(8)	SHARED VOTING POWER 20 Series “A” Convertible Preferred Shares jointly with Madhava Rao Mankal (c)

	(9)	SOLE DISPOSITIVE POWER 37,611 Common Shares; 15 Series “A” Convertible Preferred Shares (a)

	(10)	SHARED DISPOSITIVE POWER 20 Series “A” Convertible Preferred Shares jointly with Madhava Rao Mankal (c)

(11)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,611 Common Shares and 15 Series “A” Convertible Preferred Shares individually (a); 20 Series “A” Convertible Preferred Shares jointly with Madhava Rao Mankal (c)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51%(b)

(14)	TYPE OF REPORTING PERSON IN

(a) In connection with a Settlement Agreement and Release between Medical Innovation Holdings, Inc., Madhava Rao Mankal, Daniel Medina, and Harbor Guard Boats, Inc. Mr. Mankal and Mr. Medina repossessed the Series “A” Preferred shares (30 shares - 15 shares each) due to default by Medical Innovation Holdings, Inc., and the Purchaser Medhold, JV, a Joint Venture (“MedHold”)under the Share Acquisition and Purchase Agreement from April 29, 2016. Due to administrative delays, the stock was not issued until December 21, 2018.

(b) Due to the voting feature of the designation of rights and privileges, when Messrs. Mankal and Medina’s holdings are combined with their common stock, they will vote equivalent of approximately 51% of the common stock. Based on 45,608,275 shares issued and outstanding as of the date of this filing.

(c) Each share of Series “A” Convertible Preferred Stock votes equivalent of the common stock - 1%. The Reporting Persons combined vote 51% effectively through the Series “A” Preferred Stock, plus have common share ownership of 80,322 - common shares in the aggregate.

Item 1. Security and Issuer

This Schedule 13D (this "13D") is filed with respect to the Common Shares,  par value $0.0001 per share (the "Common Shares") and Series "A" Convertible Preferred Stock, par value $0.001 per share (the "Series "A" Convertible Preferred Stock"), of Medical Innovation Holdings, Inc., a Colorado corporation (the "Issuer"). The principal executive office of the Issuer is located at 5805 State Bridge Road, Suite G-328, Duluth, GA 30097.

Item 2. Identity and Background

Below is information regarding the Reporting Persons.

(a)	This 13D is being filed on behalf of the following person: Madhava Rao Mankal
(b)	The principal business address for the Reporting Person is 7476 Sungold Ave., Corona, CA 92880.

(c)

Employment Information:

He Mankal serves as Chief Accounting Officer and Director of Harbor Guard Boats, Inc. since 2009. He has over 25 Years of financial management experience. He also worked as CFO and Director of Regreen International Holdings, Inc. from April 2015 to June 2017. He was Director and Chief Financial Officer of Medina International Holdings, Inc. (nka Medical Innovation Holdings, Inc., - Issuer) from 2004 to 2016. He is a member of the Institute of Chartered Accountants of India, Institute of Cost and Management Accountants of India.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Mankal is a citizen of United States.

(a)	This 13D is being filed on behalf of the following person: Daniel Medina
(b)	The principal business address for the Reporting Person is 11561 E. Beverly Blvd., Whittier, CA 90601.

(c)

Employment Information:

Mr. Medina serves as an officer and director of Harbor Guard Boats, Inc. since 2009. He has extensive experience in every phase of design, sales, marketing and manufacturing of recreational and Fire & Rescue Boats. He also worked as President and Director of Regreen International Holdings, Inc. from April 2015 to June 2017. He was President and Director of Medina International Holdings, Inc. (nka Medical Innovation Holdings, Inc., - Issuer) from 2004 to 2016.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Medina is a citizen of United States.

Item 3. Source and Amount of funds or Other Consideration

In connection with a Settlement Agreement and Release between Medical Innovation Holdings, Inc., Madhava Rao Mankal, Daniel Medina, and Harbor Guard Boats, Inc., Mr. Mankal and Mr. Medina repossessed the Series “A” Convertible Preferred Shares due to default by Medical Innovation Holdings, Inc., a Joint Venture (“MedHold”) under the Share Acquisition and Purchase Agreement from April 2016. Due to administrative delays, the stock was not issued until December 21, 2018.

Item 4. Purpose of Transaction

The information set forth or incorporated in Item 3 is incorporated herein by reference.

The Reporting Persons have plans which relate to, or could result in the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D as follows:

(a)-(b)	Settlement Agreement and Release - November 8, 2018
In conjunction with the Acquisition and Purchase Agreement discussed in the preceding section, a Settlement Agreement and Release between Medical Innovation Holdings, Inc., Madhava Rao Mankal, Daniel Medina, and Harbor Guard Boats, Inc., Mr. Mankal and Mr. Medina repossessed the 30 Series “A” Convertible Preferred Shares mentioned in the Acquisition and Purchase Agreement due to default by Medical Innovation Holdings, Inc., a Joint Venture (“MedHold”) under the Share Acquisition and Purchase Agreement from April 29, 2016 and were issued 20 shares of Series “A” Preferred Stock. Due to administrative delays, the stock was not issued until December 21, 2018.

As a result of the Settlement Agreement and Release discussed above, the Company agreed to enter into a Plan and Agreement for Reorganization which will result in a change in the ownership structure to the Company whereby at least two new businesses will be brought into the Company. The Company will contribute one business each to two new subsidiaries, which, as soon as possible, the Company shall cause to be spun off, approved and implemented within 60 days, such spin off to be completed within 120 days from November 8, 2018 (unless extended automatically due to regulatory delays), in which the first spin off subsidiary (Sub “A”) shall assume and agree to pay the convertible debt of Seshadri in the amount of approximately $100,000 with accrued interest. When the first subsidiary, Sub A, is legally spun off with all regulatory approvals for trading, Second Parties agree that they shall transfer the 50 shares of the Series A Preferred Stock of the Company to the Company by Stock Powers duly executed. The Plan and Agreement referenced above has not been completed or negotiated as of the date hereof.

The Company also agreed that under the Plan and Agreement for Reorganization referenced above, the Company shall cause to be spun off a second subsidiary (Sub “B”) for the second business contributed by the Second Parties approved and implemented within 60 days, such spin off to be completed within 120 days from November 8, 2018 (unless extended automatically due to regulatory delays), which subsidiary shall assume and agree to pay the debt to Syndicated Equity, Inc. in the approximate amount of $325,000, and the unpaid accrued legal fees to date of approximately $82,000.

(c)	None.

(d)	None.

(e)	None.

(f)	Other than as set forth in (a) and (b) above, no other material changes are planned.

(g)	None.

(h)	None.

(i)	None.

(j)	None.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

	(a) Aggregate number and percentage of the class of securities beneficially owned	Sole Power to Vote or to Direct the Vote:	Shared Power to or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of:	Shared Power to Dispose or to Direct the Disposition of:

	(Common Stock)
Madhava Rao Mankal	42,711 - >1%	42,711	0	42,711	0

Daniel Medina	37,611 - >1%	37,611	0	37,611	0

	(Series "A" Convertible Preferred Stock) (1)
Madhava Rao Mankal	15 - 15%	15	0	15	0
Daniel Medina	15 - 15%	15	0	15	0

Madhava Rao Mankal and Daniel Medina, jointly	20 - 20%	0	20	0	20

(1) Votes equivalent of 1% of Common Stock for each share of Series “A” Convertible Preferred Stock

(c)	Except as disclosed above, the Reporting Person has not effected any transaction in the shares during the preceding 60 days.

(d)

No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares reported on this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 above which is incorporated by reference herein.

Item 7. Material to Be filed as Exhibits

10.1	Settlement Agreement and Release
10.2	Assumption Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2018

/s/ Madhava Rao Mankal
Madhava Rao Mankal

/s/ Daniel Medina
Daniel Medina